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                                                                    EXHIBIT 99.1

                      [ARONEX PHARMACEUTICALS, INC. LOGO]





CONTACTS:

Connie Stout                                      Michelle Linn and Karen Drake
Associate Director, Corporate Communications      Feinstein Kean Partners Inc.
Aronex Pharmaceuticals, Inc.                             508-490-0954
281-367-1666                                      http://www.fkpi.com
http://www.aronex-pharm.com

                                                           FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------

             ARONEX PHARMACEUTICALS WILL NOT PRESENT AT SEPTEMBER 17
                   ONCOLOGIC DRUGS ADVISORY COMMITTEE MEETING

THE WOODLANDS, TEXAS, AUGUST 5, 1999 --- Aronex Pharmaceuticals, Inc. (Nasdaq National Market: ARNX), a biopharmaceutical company focused on proprietary medicines to treat cancer and infectious diseases, announced today that it has been informed by the U.S. Food and Drug Administration (FDA) that the invitation, extended to the Company in writing on July 23 to discuss its ATRAGEN(R) New Drug Application (NDA) filing at the Oncologic Drugs Advisory Committee (ODAC) on September 17, has been withdrawn.

In discussions during a conference call held on August 4, 1999, the FDA cited deficiencies in the ATRAGEN filing as its reason for the ODAC withdrawal. At this time, the Company has not received any written or verbal communication from the FDA as to the nature of the deficiencies, or in what ways they may be addressed.

Geoffrey F. Cox, Ph.D., Chairman and CEO of Aronex Pharmaceuticals, said, "The Company plans to work diligently with the FDA in coming weeks to move forward with the regulatory review of the product. We firmly believe in the clinical utility of ATRAGEN in acute promyelocytic leukemia, and are moving forward with our filings in Europe in this indication. Additionally, we are continuing with the expanded ATRAGEN clinical programs in non-Hodgkin's lymphoma, refractory prostate cancer, renal cell carcinoma and superficial bladder cancer."

In December 1998, the Company filed an NDA with the FDA for ATRAGEN for the treatment of patients with acute promyelocytic leukemia, for whom therapy with tretinoin is necessary but for whom an intravenous administration is required.




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                                                    Aronex Pharmaceuticals, Inc.
                                                                        Page Two

Aronex Pharmaceuticals, Inc. is a biopharmaceutical company that develops and commercializes proprietary innovative medicines to treat cancer and infectious diseases. Aronex Pharmaceuticals currently has five products in clinical development, two of which (ATRAGEN(R) and NYOTRAN(R)) are in an advanced stage, as well as a pipeline of additional products.

Any statements which are not historical facts, including statements regarding the Company's clinical development programs and the expected timing of clinical trials and NDA filings, contained in this release are forward looking statements that involve risks and uncertainties, including but not limited to those relating to product demand, pricing, market acceptance, the effect of economic conditions, intellectual property rights and litigation, clinical trials, governmental regulation, competitive products, risks in product and technology development, the results of financing efforts, the ability to complete transactions and other risks identified in the Company's Securities and Exchange Commission filings.

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